437 Madison Avenue New York, NY 10022 212-940-3000

October 21, 2014

VIA EDGAR

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Spherix Incorporated
Amendment No. 1 to Registration Statement on Form S-3
Filed September 15, 2014
File No. 333-198498

Dear Mr. Shuman:

This letter (this “Response Letter”) is submitted on behalf of Spherix Incorporated (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3, File No. 333-198498 (as amended by Amendment No. 1 thereto, the “Registration Statement”), as set forth in the letter to Anthony Hayes dated October 3, 2014 (the “Comment Letter”).

For reference purposes, the text of each of the comments contained in the Comment Letter has been reproduced herein, followed by the Company’s response.

Cover Page

1.
The level of detail added in response to prior comment 1 obscures other information on the cover page that is key to an investment decision. Please revise to succinctly state that you are not currently eligible to sell any securities pursuant to this prospectus. In addition, relocate the detailed explanation relating to the computation of amounts you may sell and the times at which sales may occur. Finally, revise the added language to disclose that under General Instruction I.B.6 of Form S-3 you may sell no more than one-third of the aggregate market value of the voting and non-voting equity held by non-affiliates. Your current disclosure does not include the one-third limitation.

Response:  The Company proposes to amend the paragraph on the cover page relating to the Instruction I.B.6. limitation to read as follows:

Because the registration statement to which this prospectus relates was filed in reliance on Instruction I.B.6. of Form S-3, the maximum amount of securities that we may sell pursuant to this prospectus in any twelve month period is limited to one-third of the aggregate market value of our outstanding common stock held by non-affiliates.  Based on this limitation, we are not eligible to sell any securities pursuant to this prospectus as of the date of this prospectus.  See “About this Prospectus” for additional information.

Mark P. Shuman
October 21, 2014

In addition, the Company proposes to add the following paragraph after the first paragraph of the prospectus section captioned “About this Prospectus”:

The registration statement to which this prospectus relates was filed in reliance on Instruction I.B.6. of Form S-3, which imposes a limitation on the maximum amount of securities that we may sell pursuant to this prospectus during any twelve month period.  At the time we sell securities pursuant to this prospectus, the amount of securities to be sold plus the amount of any securities we have sold during the prior twelve months in reliance on Instruction I.B.6. may not exceed one-third of the aggregate market value of our outstanding common stock held by non-affiliates as of a day during the 60 days immediately preceding such sale as computed in accordance with Instruction I.B.6.  Based on this calculation and primarily as a result of our sale of $20,000,000 of Series J Preferred Stock on May 29, 2014, we are not eligible to sell any securities pursuant to this prospectus as of the date of this prospectus.  This limitation would cease to apply if the aggregate market value of our outstanding common stock held by non-affiliates were to exceed $75 million as of any day.

Incorporation of Documents by Reference, page 32

2.
Your Form 8-K of January 7, 2014 was filed and not furnished as that report provided information under Item 8.01. We have reached this conclusion notwithstanding the language in the report indicating that it is being furnished. Because the Form 8-K was filed, it must be incorporated into the Form S-3 to satisfy the requirements of Item 12 of that form. Please revise. In addition, incorporate by reference the Form 8-K filed October 1, 2014.

Response:  The Company proposes to amend the Form 8-K filed January 7, 2014 (the “January 8-K”) as described on Exhibit A hereto (the “Form 8-K Amendment”).  The Form 8-K Amendment would be filed in the EDGAR system as an Item 7.01 filing, and a test filing using this approach has already been submitted and accepted.  The EDGAR submission acceptance notice for the test filing is attached as Exhibit B hereto.  Following the filing of the Form 8-K amendment, the Company proposes to add the following bullets to the list of documents incorporated by reference on page 32 of the prospectus in the appropriate chronological order:

•	our Current Report on Form 8-K filed on January 7, 2014, as amended by our Current Report on Form 8-K/A filed on October , 2014;(1)
•	our Current Report on Form 8-K filed on October 1, 2014;

Footnote (1) would read “The reference to this report does not incorporate by reference herein any information or exhibit furnished but not filed in such report.”  The parenthetical reading “(excluding Item 7.01 thereof and Exhibit 99.1 furnished therewith)” currently qualifying other listed Current Reports on Form 8-K would be replaced by a reference to the new footnote (1).

Please contact the undersigned at (212) 940-3072 or Roger W. Byrd at (585) 263-1687 with any further comments or questions you may have.  If the responses and proposed Form 8-K Amendment and amendments to the Registration Statement described therein address the Staff’s concerns, the Company will proceed with filing the Form 8-K Amendment and file an amendment to the Registration Statement.  If the approach proposed in connection with the incorporation by reference of the January 8-K does not address the Staff’s concerns, the Company respectfully requests an opportunity to discuss such issue with the Staff prior to the Staff issuing any supplemental comments with respect thereto.

Thank you for your assistance regarding this matter.

Sincerely,

/s/ Theodore J. Ghorra
Theodore J. Ghorra

cc:	Anthony Hayes Roger W. Byrd

Exhibit A

The body of the proposed Form 8-K Amendment would read as follows:

EXPLANATORY NOTE

Spherix Incorporated (the “Company”) is filing this Amendment No. 1 to Form 8-K (this “Amendment”) to amend its Current Report on Form 8-K dated as of January 6, 2014, originally filed with the United States Securities and Exchange Commission on January 7, 2014 (the “Original Form 8-K”). This Amendment is being filed to correct the caption of the primary disclosure to clarify that the disclosure constitutes Regulation FD disclosure furnished under Item 7.01 and to make a conforming change with respect to a reference to the exhibit to the Original Form 8-K.

AMENDMENTS

The Original Form 8-K is hereby amended as follows:

1.	The caption reading “ITEM 8.01 OTHER EVENTS.” In the Original Form 8-K is hereby deleted and replaced with the caption “ITEM 7.01 REGULATION FD DISCLOSURE.”

2.	The word “filed” in paragraph (d) under ITEM 9.01 of the Original Form 8-K is hereby deleted and replaced with the word “furnished”.

Exhibit B

EDGAR Test Submission Acceptance Notice

Subject: ACCEPTED FORM TYPE 8-K/A (0001415889-14-003185)
Date: 21-Oct-2014 13:58

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE
COMMISSION.

*** TEST FILING *** NOT AN OFFICIAL FILING *** TEST FILING ***

COMPANY:       SPHERIX INC
FORM TYPE:     8-K/A                NUMBER OF DOCUMENTS: 1
RECEIVED DATE: 21-Oct-2014 13:58    ACCEPTED DATE:       21-Oct-2014 13:58
TEST FILING:   YES                  CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001415889-14-003185

FILE NUMBER(S):
   1. 000-05576

THE PASSWORD FOR LOGIN CIK 0001415889 WILL EXPIRE 20-May-2015 21:50.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

   1. CIK:        0000012239
      COMPANY:    SPHERIX INC
      FORM TYPE:  8-K/A
      FILE NUMBER(S):
         1. 000-05576

ITEM(S):

   1. 7.01
   2. 9.01